CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

IMRIS Inc.
100-1370 Sony Place
Winnipeg, Manitoba	T. 763-203-6300
Canada R3T 1N5	F. 204.480.7071	www.imris.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of IMRIS Inc.:

We have audited the accompanying consolidated balance sheet of IMRIS Inc. and subsidiaries (the "Company") as of December 31, 2013, and the related consolidated statement of comprehensive loss, shareholders' equity, and cash flows for the year ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of IMRIS Inc. and subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
March 4, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of IMRIS Inc.:

We have audited the internal control over financial reporting of IMRIS Inc. and subsidiaries (the "Company") as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 and our report dated March 4, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
March 4, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of IMRIS Inc.:

We have audited the accompanying consolidated balance sheet of IMRIS Inc. and subsidiaries (the "Company") as of December 31, 2012, and the related consolidated statement of comprehensive loss, shareholders' equity, and cash flows for the year ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of IMRIS Inc. and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Winnipeg, Canada
March 5, 2013

IMRIS INC.
Consolidated Balance Sheets
As of December 31
Expressed in U.S. $000’s except share and per share data
and except as otherwise indicated

	2013	2012

Assets
Current assets
Cash	$6,382	$19,060
Restricted cash (note 4)	7,500	1,920
Accounts receivable (note 5)	13,979	11,130
Unbilled receivables	12,080	10,967
Inventory (note 6)	10,005	6,020
Prepaid expenses and other	3,067	6,878
	53,013	55,975

Property, plant, and equipment, net (note 7)	14,038	7,261
Intangibles, net (note 8)	8,999	10,008
Other assets (note 9)	3,013	2,243
Goodwill	6,498	6,498
Total assets	$85,561	$81,985

Liabilities and Shareholders' equity

Current liabilities
Accounts payable and accrued liabilities (note 10)	$18,335	$21,216
Deferred revenue	9,500	10,182
	27,835	31,398

Long term debt, net of discount (note 21)	21,204	-
Other liabilities	1,501	-
	22,705	-

Total liabilities	50,540	31,398

Shareholders' equity
Share capital (note 11)
Common Shares, unlimited number of voting common shares authorized; 52,030,966 and 46,061,211 issued and outstanding at December 31, 2013 and December 31, 2012, respectively	166,959	147,819
Additional paid-in capital	11,337	4,861
Deficit	(143,740)	(101,740)
Accumulated other comprehensive income (loss)	465	(353)
	35,021	50,587

Commitments and contingencies (note 13)

Total liabilities and shareholders' equity	$85,561	$81,985

Approved on behalf of the Board of Directors

/s/ H. David Graves	/s/ William Fraser

H. David Graves	William Fraser
Chairman	Chair, Audit Committee

The accompanying notes are an integral part of these consolidated financial statements.

IMRIS INC.
Consolidated Statements of Comprehensive Loss
For the years ended December 31
Expressed in U.S. $000’s except share and per share data
and except as otherwise indicated
	2013	2012

Sales	$46,042	$52,392
Cost of sales	30,369	34,594
Gross profit	15,673	17,798

Operating expenses
Administrative	12,326	8,224
Sales and marketing	9,986	9,833
Customer support and operations	11,357	8,612
Research and development	17,823	14,556
Amortization and depreciation	3,486	4,097
Total operating expenses	54,978	45,322

Operating loss	(39,305)	(27,524)

Other income (expense)
Gain (loss) on asset disposals	(120)	19
Foreign exchange	(1,208)	(125)
Interest and other	(1,223)	(40)
Total other income (expense)	(2,551)	(146)

Net loss before taxes	(41,856)	(27,670)

Income tax expense (note 12)	144	86
Net loss	$(42,000)	$(27,756)

Other comprehensive income (loss)
Foreign currency translation adjustment	818	(195)

Other comprehensive income (loss)	$818	$(195)

Comprehensive loss for the year	$(41,182)	$(27,951)

Weighted average number of common shares outstanding	50,714,678	45,777,587

Basic and diluted loss per share (note 11)	$(0.83)	$(0.61)

The accompanying notes are an integral part of these consolidated financial statements.

IMRIS INC.
Consolidated Statements of Shareholders' Equity
Expressed in U.S. $000’s except share and per share data
and except as otherwise indicated
					Accumulated
			Additional		Other
	Common Shares		Paid-in		Comprehensive
	Shares	Amount	Capital	Deficit	Income (Loss)	Total

Balances at January 1, 2012	44,975,109	$144,410	$4,291	$(73,984)	$(158)	$74,559

Comprehensive loss	-	-	-	(27,756)	(195)	(27,951)

Issuance of stock on exercise of employee stock options	1,086,102	3,409	-	-	-	3,409

Stock based compensation expense for the year	-	-	1,559	-	-	1,559

Amount credited to share capital related to options issued	-	-	(989)	-	-	(989)

Balances at January 1, 2013	46,061,211	147,819	4,861	(101,740)	(353)	50,587

Comprehensive income (loss)	-	-	-	(42,000)	818	(41,182)

Issuance of stock on exercise of employee stock options	219,755	694	-	-	-	694

Stock based compensation expense for the year	-	-	1,885	-	-	1,885

Amount credited to share capital related to shares and options issued	5,750,000	18,446	(209)	-	-	18,237

Issuance of warrants to purchase common stock	-	-	4,800	-	-	4,800

Balances at December 31, 2013	52,030,966	$166,959	$11,337	$(143,740)	$465	$35,021

The accompanying notes are an integral part of these consolidated financial statements.

IMRIS INC.
Consolidated Statements of Cash Flows
For the years ended December 31
Expressed in U.S. $000’s except share and per share data
and except as otherwise indicated

	2013	2012

OPERATING ACTIVITIES
Net loss for the year	$(42,000)	$(27,756)
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation	3,486	4,097
Stock based compensation	1,885	1,559
(Gain) loss on asset disposals	120	(19)
Advance payment	314	(1,218)
Amortization of debt discount and debt issuance costs	475	-
Other	2,501	2,144
Changes in operating assets and liabilities:
Accounts receivable	(2,849)	2,838
Unbilled receivables	(1,113)	(3,898)
Inventory	(3,985)	(852)
Prepaid expenses and other	3,484	(4,200)
Accounts payable and accrued liabilities	(2,217)	8,632
Deferred revenue	(682)	3,035
Net cash used in operating activities	(40,581)	(15,638)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	18,931	2,420
Proceeds from long-term debt	25,000	-
Payment of debt issuance costs	(1,872)	-
Net cash provided by financing activities	42,059	2,420

INVESTING ACTIVITIES
Restricted cash	(5,580)	(1,920)
Proceeds from sale of assets	-	541
Acquisition of property, plant and equipment	(9,179)	(4,576)
Acquisition of intangibles	(227)	(447)
Acquisition of other assets	-	(1,877)
Net cash used in investing activities	(14,986)	(8,279)

Foreign exchange translation adjustment on cash	830	132

Decrease in cash	(12,678)	(21,365)

Cash, beginning of year	19,060	40,425

Cash, end of year	$6,382	$19,060

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$16	$3
Income taxes	359	179

Noncash items during the year:
Payment-in-kind ("PIK") interest	$665	$-

The accompanying notes are an integral part of these consolidated financial statements.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
December 31, 2013

1.       DESCRIPTION OF BUSINESS

IMRIS Inc. (“IMRIS” or the “Company”) designs, manufactures and markets the VISIUS Surgical TheatreTM, a multifunctional surgical environment that provides intraoperative vision to clinicians to assist in decision-making and enhance precision in treatment.  Designed to meet each hospital’s specific clinical application needs, the VISIUS Surgical Theatre can incorporate MR imaging, CT imaging and x-ray angiography in a number of configurations to provide intraoperative images of diagnostic quality - without introducing additional patient transport risk and delivering real-time information to clinicians while preserving optimal surgical access and techniques.  IMRIS sells the VISIUS Surgical Theatres globally to hospitals that deliver clinical services to patients in the neurosurgical, spinal, cerebrovascular and cardiovascular markets.  Management believes the primary market for the current product portfolio is comprised of those hospitals having relatively large neurosurgical, cerebrovascular or cardiovascular practices.  The Company was incorporated on May 18, 2005 under the Canada Business Corporations Act.  The Company’s shares are traded on the Toronto Stock Exchange under the symbol “IM” and on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “IMRS”.

Liquidity

The Company had cash of $6.4 million and restricted cash of $7.5 million as of December 31, 2013.  Cash and restricted cash as of December 31, 2013, decreased $7.1 million from December 31, 2012 due to cash used in operations of $40.6 million for the year ended December 31, 2013.  This cash consumption was significantly more than prior periods owing to both additional costs and the overall recognition of MRgRTTM research and development expense and the cost of moving the Company’s operations from Canada to the U.S.

While management believes the Company will have adequate working capital to fund the Company’s operations beyond the next 12 months, it is dependent on the ability of the Company to generate positive cash flow from operations by increasing order bookings and revenue and the successful transition of operations to the U.S. to provide lower manufacturing costs and operating expenses. If the Company is not able to generate positive cash flow from operations, the Company may need to raise additional capital. While, there is no guarantee that the Company can raise additional capital, the Company has a history of being able to successfully fund the business through the capital markets as needed.  If the Company is not able to raise additional capital, the Company may need to eliminate or suspend research, development and corporate.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  The significant accounting policies of the Company include the following:

a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: IMRIS, Inc. (United States), IMRIS (Europe) SPRL (Belgium), IMRIS India Private Limited (India), IMRIS KK (Japan), NeuroArm Surgical Limited (Canada), IMRIS Germany GmbH (Germany) and  IMRIS Singapore Pte Ltd.  All intercompany transactions and balances are eliminated on consolidation.

b)	Basis of presentation

The consolidated financial statements are prepared by the Company in United States Dollars (USD), unless where otherwise stated, and in accordance with U.S. GAAP.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
December 31, 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting year.  Areas where management used subjective judgment include, but are not limited to, the completion percentage applied to program installations, the recognition and measurement of current and deferred income tax assets and liabilities, estimated useful lives of intangible and capital assets, investment tax credits receivable, stock-based compensation costs, assessment of inventory obsolescence and the valuation and recognition of goodwill and impairment assessments.  Actual results could differ significantly from those estimates.  Changes in estimates are recorded in the accounting period in which these changes are determined.

d)	Revenue recognition

The Company generates revenues from three principal activities: program sales, sales of ancillary products and services and extended maintenance services.

Revenues for program sales are recognized on a percentage of completion basis as theatres are installed.  Sales are recorded using the cost-to-cost method to measure the progress towards completion.  Under the cost-to-cost method of accounting, the Company recognizes sales and estimated profit as costs are incurred based on the proportion that the incurred costs bear to total estimated costs.  The cost estimation process is based on the professional knowledge and experience of the Company’s engineers and project managers.  Actual costs include only those costs that are directly attributable to contract performance with respect to the revenue recognized.  Pre-contract costs are expensed unless their costs can be directly associated with a specific anticipated contract and recoverability from that contract is reasonably assured.  When adjustments in estimated contract revenues or estimated costs at completion are required, changes from prior estimates are recognized in the current period for the inception to date effect of such changes.

When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on contract is recorded in the period in which the loss is determined.

Funds received from customers in advance of meeting the criteria for revenue recognition are recorded as deferred revenue until such time as the revenue is recognized.  Revenues recognized in advance of the criteria for invoicing to the customer are recorded as unbilled receivables where the collection of the receivable is reasonably assured.

Revenues from ancillary products and services are recognized where there is persuasive evidence of an arrangement and upon delivery or as the services are rendered, respectively.  Revenues from extended maintenance service agreements are recognized ratably over the life of the service agreement.  Revenues from both ancillary products and services and extended maintenance service agreements are based on pre-determined or determinable sales prices and are only recognized when the collection of the receivable is reasonably assured.

d)	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and consist of bank deposits and guaranteed investment certificates.  Cash and cash equivalents are carried at fair market value.  For cash equivalents, fair value approximates cost because these instruments are subject to an insignificant risk of a change in value.  The Company did not hold any cash equivalents at December 31, 2013 or December 31, 2012.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
December 31, 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	Accounts receivable and allowance for doubtful accounts

The accounts receivable balance reflects all amounts invoiced and is presented net of any allowance for doubtful accounts.  The Company evaluates the collectability of its accounts receivable on a periodic basis by monitoring the financial condition of its customers, reviewing historical trends and assessing economic circumstances.  When collectability becomes uncertain, the Company estimates an allowance for doubtful accounts.  Due to the high level of creditworthiness of its client base, the Company has not recognized any allowance for doubtful accounts.

f)	Inventory

Inventories are stated at the lower of cost or market.  Cost is determined on a standard cost basis which is defined as the cost of materials plus an allocation of production labor and overhead.  Cost of materials is based on the invoiced value of goods.  Market is defined as replacement cost as per the definition in Accounting Standards Codification (“ASC”) 330-10.  The Company determines an inventory allowance based on an estimate of obsolete inventories.

g)	Property, plant, and equipment

The Company records all property, plant and equipment acquisitions at their original cost.  Once the asset is available for use, recorded amounts are amortized and depreciate over their estimated useful life using the straight-line method at the following rates:

Computer equipment	3 years
Office furnishings and equipment	5 years
Assembly & test equipment	2-5 years
Demonstration suite & tradeshow equipment	3-5 years
Leasehold improvements	Lesser of their useful life and the term of lease

h)	Goodwill and intangible assets

Goodwill

Goodwill represents the excess of the purchase price over fair value of the identifiable net tangible assets and intangible assets purchased at the date of acquisition.  Goodwill is not amortized, but rather it is tested for impairment annually or more frequently if an event occurs or circumstances change that indicates that goodwill might be impaired.  The Company annually tests for goodwill impairment at November 30.

The impairment test for goodwill is a two-step process.  Step one consists of a comparison of the fair value of its reporting units against their carrying amount, including the goodwill.  If the carrying amount of the reporting unit is in excess of its fair value, step two requires the comparison of the implied fair value of the reporting unit’s goodwill against the carrying amount of the reporting unit’s goodwill.  Any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill is recorded as an impairment loss.

Patents

Patents are accounted for at cost.  Amortization is based on the estimated useful life, which is generally the life of the patent, using the straight-line method.  The average remaining life of the patents at the time of acquisition in May 2005 was 11 years.  The patents acquired in the NeuroArm Surgical Limited acquisition in February 2010 are amortized over the estimated useful lives, which range between 13-18 years.

Computer software

Computer software is accounted for at cost.  Amortization is based on the estimated useful life, which is generally three years, using the straight-line method.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
December 31, 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Impairment of long lived and intangible assets

Management evaluates the carrying value of its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized.  The amount of impairment loss to be recorded is the difference between the asset’s carrying value and the net discounted estimated future cash flows.

j)	Collaborative arrangements

The Company accounts for the equipment value that is over and above the cash received from its third party collaborative partner as an advance payment in accordance with ASC 730-20.  Once installation is complete the advance payment is amortized over the term of the agreement.  Management tests the collaborative arrangements for impairment on a regular basis.

k)	Research and development

Research and development costs are expensed as incurred.  Costs related to the development of software are capitalized beginning when a product’s technological feasibility has been established and ending when the product is available for general release to the customer.  Software development costs are capitalized and amortized over the useful life of the technology.

l)	Investment tax credits

The Company is entitled to non-refundable investment tax credits from both the federal and provincial governments in Canada and to refundable investment tax credits from the Province of Manitoba.  Investment tax credits are earned as a percentage of eligible current and capital research and development expenditures incurred in each taxation year.  Investment tax credits are recognized when realization of the tax credits is more likely than not.

Non-refundable investment tax credits are included in the determination of the Company’s deferred tax assets.  The Company recognizes a corresponding valuation allowance against any deferred asset balance resulting in no impact to the consolidated financial statements.  Non-refundable investment tax credits are recognized either as an item on the statement of loss in the Company’s income tax provision or as a reduction in capital assets depending on where the original costs, which gave rise to the tax credits, are recorded.

Refundable investment tax credits are included in accounts receivable until they are received.  Refundable investment tax credits are recognized either as an item on the statement of loss in the Company’s research and development expense or as a reduction in capital assets depending on where the original costs, which gave rise to the tax credits, are recorded.

m)	Stock-based compensation

The Company measures compensation expense at the date of granting of stock options to employees and recognizes the expense based on their fair values determined in accordance with ASC 718.  The fair value of options is determined using the Black-Scholes option-pricing model.  The fair value amount is amortized to earnings over the vesting period, with the related credit recorded as additional paid-in capital.  Amortization takes into consideration estimated forfeitures, determined on a historic basis, at the time of grant to determine the number of awards that will ultimately vest.  Upon exercise of these stock options, amounts previously credited to additional paid-in capital are reversed and credited to share capital.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
December 31, 2013

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n)	Income taxes

The Company follows the liability method of accounting for income taxes.  Under this method, deferred taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the enacted income tax rates for the years in which the differences are expected to be realized or settled.  A valuation allowance is provided to the extent that it is not more likely than not that the deferred tax assets will be realized.

The Company’s policy is to recognize interest related to income taxes in interest expense and interest income, and recognize penalties in administrative expenses.

o)	Foreign currency translation

All monetary assets and liabilities denominated in currencies other than each subsidiary’s functional currency are translated at the applicable period end reporting date exchange rates.  Non-monetary assets are translated at the exchange rates prevailing when the asset was acquired.  Revenue and expenses are translated at average exchange rates for the period.  Exchange gains or losses on translation of foreign currencies transactions are included in the Consolidated Statements of Comprehensive Loss.

Translation adjustments occurring as a result of the consolidation of subsidiaries whose functional currency is not USD are recorded as a separate component of accumulated other comprehensive income (loss).

p)	Derivative financial instruments

The Company recognizes an asset or liability representing the fair value of the embedded derivatives when it sells products to customers located in foreign countries and the contract currency is denominated in the functional currency of neither of the contracting parties.  The embedded derivative arises on initial execution of the contract and is active until the contract is closed with the fair value being recalculated throughout the life of the contract.  Valuation of the embedded derivative is derived using observable forward currency rates combined with estimated timing and magnitude of contractual cash flows pertaining to specific sales contracts.  Changes in the fair value of the embedded derivative are recognized in income during the period in which the changes occur.  The fair value of the embedded derivative is calculated using the credit adjusted discount rate because contracts can be active for two or more years. As of December 31, 2013 and 2012, there were no derivative financial instruments.

 3.      RECENTLY ADOPTED OR ISSUED ACCOUNTING PRONOUNCEMENTS

On February 5, 2013, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance (ASU 2013-02), which further revises the manner in which entities present comprehensive income in their financial statements.  The guidance requires entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in the net income if the amount being reclassified is required under U.S. GAAP to be classified in its entirety to net income.  For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, entities are required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This guidance was effective for the Company beginning after December 15, 2012.  The guidance affects presentation only and did not have an impact on the results of operations or financial condition of the Company.

4.	RESTRICTED CASH

For the year ended December 31, 2013, restricted cash consists of cash and equivalents minimum cash balance of $7,500 related to the Company’s long term debt covenant compliance (see note 21. Long Term Debt, net of discount).  For the year ended December 31, 2012, restricted cash consists of a short-term deposit of $1,920 that has been pledged as security to the Company’s bank for a letter of credit required for the purchase of certain system components.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
December 31, 2013

5.	ACCOUNTS RECEIVABLE

	2013	2012

Accounts receivable, trade	$13,373	$10,308
Commodity taxes receivable	246	294
Refundable investment tax credit receivable	360	528
	$13,979	$11,130

For the years ended December 31, 2013 and 2012, the Company has not recognized any allowance for doubtful accounts.  The Company recorded a bad debt expense of $142 in customer support and operations for the year ended December 31, 2012.  Due to the high level of creditworthiness of its client base, the Company has not recognized any allowance for doubtful accounts.

6.	INVENTORY

	2013	2012

Materials	$8,655	$4,551
Customer support inventory	742	724
Work in progress	608	745
	$10,005	$6,020

During the years ended December 31, 2013 and 2012, the Company wrote down $232 and $290 of inventory and recorded an inventory provision for slow moving and obsolete inventory of $318 and $145.

7.	PROPERTY, PLANT, AND EQUIPMENT, NET

	2013			2012
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Computer equipment	$2,061	$1,521	$540	$1,543	$1,204	$339
Office furnishings & equipment	1,019	717	302	859	637	222
Assembly & test equipment	9,751	7,833	1,918	8,652	6,404	2,248
Demonstration suite & tradeshow equipment	1,757	1,655	102	1,803	1,628	175
Leasehold improvements	835	658	177	760	509	251
Asset under construction	10,999	-	10,999	4,026	-	4,026
	$26,422	$12,384	$14,038	$17,643	$10,382	$7,261

During the years ended December 31, 2013 and 2012 depreciation of $2,257 and $2,864 relating to the property, plant and equipment was charged to operations.  As of December 31, 2013, there were no events or changes in circumstances, which would indicate an impairment of property, plant and equipment.

Assets under construction are primarily related to the development of the Company’s SYMBIS image guided robot.  The assets will be put into service when the final stages of product development are complete.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
December 31, 2013

8.       INTANGIBLES, NET

	2013			2012
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

Patents	$11,431	$3,119	$8,312	$11,431	$2,376	$9,055
Software	1,496	1,053	443	1,284	818	466
License	731	487	244	731	244	487
	$13,658	$4,659	$8,999	$13,466	$3,438	$10,008

During the years ended December 31, 2013 and 2012 amortization of $1,231 and $1,233 relating to the patents and software was charged to operations.  As of December 31, 2013, there were no events or changes in circumstances, which would indicate an impairment of intangible assets.

Based on the intangibles in service as of December 31, 2013, the estimated amortization expense for each of the next five years is as follows:

2014	$1,215
2015	920
2016	747
2017	698
2018	698
Thereafter	4,721

9.       OTHER ASSETS

	2013	2012

Collaborative arrangements (note 18)	$1,497	$2,123
Debt issuance costs	1,253	-
Other	263	120
	$3,013	$2,243

10.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2013	2012

Trade accounts payable	$8,344	$5,011
Accruals	7,669	12,112
Payroll related accruals	2,221	3,514
Warranty	72	338
Income tax payable	10	190
Commodity tax payable	19	51
	$18,335	$21,216

The Company records a liability for future warranty costs to repair or replace its products.  The warranty term is generally 12 months.  The amount of the liability is determined based on management’s historical experience and the best estimate of probable claims under Company warranties.  The Company regularly evaluates the appropriateness of the remaining accrual.

The following table details the changes in the warranty accrual.

2013

Balance at beginning of the year	$338
Accruals	192
Utilization	(458)
Balance at end of the year	$72

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
December 31, 2013

11.    SHARE CAPITAL

a)	Authorized

The Company’s share capital consists of an unlimited number of common shares and an unlimited number of preferred shares.  As of December 31, 2013 and 2012, there were no preferred shares outstanding.

b)	Issued and outstanding

Pursuant to option exercises, during the year ended December 31, 2013, the Company issued 219,755 common shares to employees for cash consideration of $484.  In addition to the cash consideration, $209 was transferred from additional paid-in capital to share capital.

Pursuant to a public offering, during the year ended December 31, 2013, the Company issued 5,750,000 common shares at a public offering price of $3.50 per share for gross proceeds of approximately $20,100. The difference between the gross proceeds and the amount disclosed in the consolidated statements of shareholders’ equity is due to fees associated with the issuance.

Pursuant to option exercises, during the year ended December 31, 2012, the Company issued 1,086,102 common shares to employees for cash consideration of $2,420.  In addition to the cash consideration, $989 was transferred from additional paid-in capital to share capital.

c)	Stock-based compensation plan

On May 20, 2005, the Board of Directors approved a stock option plan (the “Plan”) for the employees, directors, officers and consultants of the Company and any of its subsidiaries, which govern all options granted under the Plan.  At the 2013 Annual Meeting on May 2, 2013, the shareholders reaffirmed the plan.  Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors.  The exercise price of the options granted is established by the Board of Directors based on the fair market value of the common shares, as of the date of the grant.  The maximum number of common shares, which may be issued pursuant to options granted under the Plan, is equal to 15% of the common shares of the Company outstanding at any time.

Options granted under the Plan generally vest over a four-year period and may be exercised in whole or in part as to any vested options prior to the expiry time as follows:  25% on or after the first anniversary of the grant date, increasing 6.25% per quarter thereafter until fully vested after four years.  Options generally expire six years after the date of the grant.  The vesting of options granted under the plan ceases upon the death or the termination of employment of the participant or the participant ceases to be a director.  The participant thereafter has 90 days to exercise any vested and unexpired options, failing which any unexercised options shall lapse.  The Board of Directors, at their discretion, may accelerate the vesting period of individual grants as deemed appropriate.

The Board of Directors may accelerate the vesting of all unvested options, in the event of certain change of control transactions, including without limitation a takeover bid, merger or other structured acquisition.  The Board may further force the exercise of any and all vested options, and/or may cancel or replace any unvested options in any manner the Board deems reasonable, in its unfettered discretion.  The Company can satisfy its obligation from the exercise of options by either issuing shares or repurchasing shares on the market.  To date the Company has chosen to issue shares and does not expect to repurchase shares from the market to satisfy expected exercises of stock options.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
December 31, 2013

11.    SHARE CAPITAL (continued)

c)	Stock-based compensation plan (continued)

The outstanding options and the activity relating to these options are as follows:

			Average	Aggregate
		Weighted average	remaining	intrinsic
	Number of	exercise price	contractual	value
	options	(CDN$)	life in years	(CDN$)

Balance as at January 1, 2013	4,312,165	$4.52
Granted	2,148,146	2.53
Exercised	(219,755)	2.26
Forfeited	(721,327)	4.19
Expired	(662,247)	5.52
Balance December 31, 2013	4,856,982	$3.66
Exercisable as of December 31, 2013	1,698,629	$4.80	3.0	$-
Vested and expected to vest as of December 31, 2013	4,095,682	$3.81	4.2	$134

The aggregate intrinsic value, in the table above, represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on December 31, 2013 and the exercise price for the in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2013.  The total intrinsic value of the stock options exercised during years ended December 31, 2013 and 2012 calculated using the average market price during the respective year was $133 and $707.

The following table summarizes options outstanding and exercisable at December 31, 2013:

			Weighted		Weighted
	Number of	Exercise price	average	Number of	average
Year	options	range	exercise price	options	exercise price
granted	outstanding	(CDN$)	(CDN$)	exercisable	(CDN$)

2008	218,746	2.40 to 5.00	4.51	218,746	4.51
2009	202,989	2.01 to 5.60	4.91	202,989	4.91
2010	424,363	5.52 to 6.45	5.93	360,421	5.98
2011	647,172	2.73 to 7.65	3.87	363,630	4.18
2012	1,351,561	2.73 to 7.18	4.26	552,843	4.52
2013	2,012,151	1.27 to 3.33	2.49	-	-
	4,856,982	$1.27 to $7.65	$3.66	1,698,629	$4.80

The following assumptions were used in the calculation of the fair value of options granted during the year using the Black-Scholes option-pricing model:

	2013	2012

Number of options granted during the year	2,148,146	1,390,225
Weighted average grant date fair value of stock options granted during the year (CDN$)	$1.21	$1.92
Risk-free interest rate	1.45%	1.35%
Dividend yield	0%	0%
Expected life of the options	4.25 years	4.25 years
Expected volatility of the underlying stock	58.81%	68.29%

Expected volatilities are based on the historic volatility of the Company’s shares as this represents the most appropriate basis to determine the expected volatility in future years.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
December 31, 2013

11.    SHARE CAPITAL (continued)

c)	Stock-based compensation plan (continued)

The estimated grant date fair value of the options is expensed on a straight-line basis over the option’s vesting period.  During the years ended December 31, 2013 and 2012, the Company recorded an expense of $1,885 and $1,559 related to stock options with a corresponding credit to additional paid-in capital.  The table below summarizes the effect of recording shared based compensation expense for the year:

	2013	2012

Administrative	$939	$693
Sales and marketing	499	449
Customer support and operations	223	152
Research and development	224	265
Net decrease in earnings	$1,885	$1,559

The following table presents information on unvested stock options for the year:

		Weighted average
	Number of	grant date fair value
	options	(CDN$)

Balance as at January 1, 2013	2,314,466	$2.17
Granted during the year	2,148,146	1.21
Vested during the year	(845,438)	2.26
Forfeited during the year	(458,821)	1.89
Balance as of December 31, 2013	3,158,353	$1.53

As of December 31, 2013, there was $3,126 of unrecognized stock-based compensation expense related to unvested stock options.  This will be expensed over the vesting period, which on a weighted-average basis, results in a period of approximately 2.7 years.  The total fair value of stock options vested during the years ended December 31, 2013 and 2012 was $1,841 and $1,614. The weighted average grant date fair value (CDN$) of options granted during the year ended December 31, 2012 was $1.92.

d)	Basic and diluted loss per share

When the Company is in a loss position, there are no adjustments to the weighted number of shares outstanding for the purposes of calculating diluted loss per share because to do so would be anti-dilutive. As of December 31, 2013 and 2012, 463,915 and 452,344 stock options and warrants could potentially dilute basic EPS in the future.  These options and warrants were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the years presented.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
December 31, 2013

12.	INCOME TAXES

a)	Income tax expense

Income tax expense differs from the amount that would be computed by applying the statutory income tax rates to loss before income taxes.  An annual reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	2013	2012

Statutory federal and provincial tax rate	27.0%	27.0%
Expected tax recovery at statutory rate	$(11,301)	$(7,490)
Foreign income taxed at higher rates	(68)	25
Permanent differences and other	339	243
Research and development tax credits	(1,569)
Valuation allowances	12,743	7,308
Income tax expense	$144	$86

The components of the Company’s loss from operations before income taxes, by taxing jurisdiction, were as follows:

	2013	2012

Canada	$(40,970)	$(28,501)
United States	(1,092)	361
Other	206	470
	$(41,856)	$(27,670)

b)	Deferred taxes

The Company has not recorded any deferred tax assets because a valuation allowance has been provided against the full amount of the deferred tax assets.  The balances of deferred taxes as of December 31, 2013 and December 31, 2012 represents the future benefit of unused tax losses and temporary differences between the tax and accounting bases of assets and liabilities.

The major items giving rise to deferred tax assets and liabilities are presented below:

	2013	2012

Non-capital losses carried forward	$25,550	$17,112
Capital assets	653	1,232
Intangible assets	(2,271)	(2,459)
Research and development expenditures	12,807	10,344
Research and development tax credits	16,623	15,250
Stock Compensation	506	-
Reserves not taken for tax purposes	1,593	816
Total deferred tax assets	55,461	42,295
Valuation allowance	(55,461)	(42,295)
Net deferred tax asset	$-	$-

As of December 31, 2013, the Company has the following non-capital losses available to reduce taxable income in future years: $87,950 Canada, $5,100 U.S. federal and $1,346 U.S. state. These losses expire in 2027 and beyond.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
December 31, 2013

12.    INCOME TAXES (continued)

b)	Deferred taxes (continued)

The Company has deductible Scientific Research and Experimental Development expenditures applicable to future years of approximately $47,443.  These expenditures have been included in the calculation of deferred taxes above and have no expiry date.

The Company has unutilized federal and provincial scientific research and experimental development investment tax credits of approximately $11,100 and $8,500 respectively.  These credits expire in 2015 and beyond. These expenditures have been included in the calculation of deferred taxes above.

The Company has adopted the provisions in ASC 740 related to unrecognized tax benefits.  ASC 740 provides specific guidance on the recognition, de-recognition and measurement of income tax positions in financial statements, including the accrual of related interest and penalties recorded in interest expense.  First, the tax position is evaluated for recognition.  An income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits.  If recognition is warranted the benefit is measured as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.  As of December 31, 2013 and 2012 the Company has no unrecognized tax benefits and has not accrued any amounts for interest or penalties related to unrecognized income tax benefits.

The Company files tax returns in Australia, Belgium, Canada, Japan, Germany, Singapore and the United States. With limited exception, we are no longer subject to income tax examinations by taxing authorities for taxable years before 2010 in the cast of Canada and the United States and before 2008 for other jurisdictions.

13.	COMMITMENTS AND CONTINGENCIES
a)	Operating leases
  The Company has commitments under operating leases requiring future minimum annual lease payments as follows:

2013

2014	$1,871
2015	1,710
2016	1,416
2017	1,180
2018	1,209
Thereafter	5,209

The Company incurred rent expense under operating leases of $1,681 and $770 for the years ended December 31, 2013 and 2012.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
December 31, 2013

14.    SEGMENTED INFORMATION

The Company operates as one business segment.  The Company develops, assembles and installs VISIUS Surgical Theatres that are used for a variety of medical applications, as well as providing ancillary products and services and extended maintenance services.

Revenue attributable to geographic locations, based on the location of the customer, is as follows:

	2013	2012

Canada	$3,934	$3,803
United States	24,782	32,569
Europe and Middle East	10,603	2,085
Asia Pacific	6,723	13,935
	$46,042	$52,392

During 2013, revenues from three customers totalled $20,453 or 44% of total revenue for the year.  During 2012, four customers accounted for 44% or $23,054 of total revenues.  The revenues from each of these customers individually accounted for more than 10% of the total revenue for the years ended December 31, 2013 and 2012.

 15.     RELATED PARTY TRANSACTIONS

The Company leased air travel time from a company, which is controlled by the Chairman of IMRIS Inc.  The amount charged to travel, included in Administrative expenses during the years ended December 31, 2013 and 2012 totaled $25 and $396.  The transactions were priced using an estimated third party comparable cost and were recorded at the exchange amount.  The payable balance owing as of December 31, 2013 and 2012 was zero and $118.

16.    DEFINED CONTRIBUTION EMPLOYEE PENSION PLAN

The Company contributes to a defined contribution Employee Pension Plan for all its employees.  Contributions to this Plan are expensed as incurred.  The Company makes a matching contribution equal to 50% of the employee’s contribution, to a maximum of 3% of the employee’s annual remuneration (subject to regulatory maximums).  These employer contributions vest immediately with the employee contribution.  The expense for the defined contribution plan during the years ended December 31, 2013 and 2012 totaled $294 and $271.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
December 31, 2013

17.	FINANCIAL INSTRUMENTS

The Company adheres to ASC 820 which defines fair value, establishes a framework, prescribes methods for measuring fair value and outlines additional disclosure requirements on the use of fair value measurements.  Fair value is defined as the exchange price that would be recovered for an asset or paid to transfer a liability (an exit price in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date).  Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability utilizing a hierarchy of three different valuation techniques, based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial instruments measured at fair value should be classified into one of three levels that distinguish fair value measurements by the significance of the inputs used for valuation.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1 quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data; and

Level 3 - Unobservable inputs that are supported by little or no market activity.  Valuation techniques are primarily model-based.

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value measurement date in the table below.  For cash, fair value approximates cost.

Financial assets and liabilities measured at fair value as of December 31, 2013 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash	$6,382	$-	$-
Restricted cash	7,500	-	-
	$13,822	$-	$-

Financial assets and liabilities measured at fair value as of December 31, 2012 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash	$19,060	$-	$-
Restricted cash	1,920	-	-
	$20,980	$-	$-

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
December 31, 2013

18.    COLLABORATIVE ARRANGEMENTS

During 2010, the Company entered into a collaborative arrangement with a third party to encourage research, education and patient care activities of mutual benefit in the areas of developing diagnostic and functional assessment capabilities of magnetic resonance imaging for mainstream interventional cardiology and neuroscience.  As part of the agreement, the Company agreed to provide the necessary equipment, maintenance and support staff to achieve the purpose intended by the agreement.  The third party has agreed to provide the appropriate clinical validation over a five-year period.

Revenue resulting from the arrangement is recognized in accordance with the Company’s current revenue recognition policy. Included in the consolidated statement of operations for the years ended December 31, 2013 and 2012 is revenue of $NIL.  As of December 31, 2013, the Company has an advance payment of $1,149, which represents the value of the clinical validation projects it will receive in exchange for the equipment, as outlined in the agreement.  This amount is expensed as research and development on a straight-line basis over the five-year life of the agreement. As of December 31, 2013, the advance payment, net of amortization is $632. The current portion of $230 is included in prepaid expenses and other.  The long- term portion of $402 is included in other assets.  During 2013 and 2012, the Company charged $230 to research and development.

Any future payments to the participant of this agreement will be recognized in accordance with the Company’s current expenditure policies.  The classification of these, or any future payments between participants pursuant to this collaborative arrangement, will be based on the nature of the arrangement.  All future costs or revenue generated from third parties will be recognized in the income statement on a gross basis.

During 2011, IMRIS entered into a collaborative arrangement with a third party to conduct clinical research on IMRIS’ MRgRT™ platform.  As part of the agreement, IMRIS will develop and manufacture the MRgRT™ platform using IMRIS’ proprietary MR imaging technology.  The third party has agreed to conduct clinical research, which IMRIS can use to clinically validate the system and develop a commercially viable version of the platform.

Revenue resulting from the arrangement is recognized in accordance with the Company’s current revenue recognition policy.  Included in the consolidated statement of operations for the years ended December 31, 2013 and 2012 is revenue of $834 and $3,001.  Costs attributable to the VISIUS Surgical Theatre has been classified as cost of sales, as incurred.  Costs attributable to the development of the MRgRT™ platform are being recognized as prepaid expenses and other assets until clinical validation activities can begin, which will occur when installation is complete.  During the year ended December 31, 2013 installation was completed and clinical validation can begin, and the amounts previously recognized on the balance sheet of $8,294 have been recognized as research and development expense.  During the years ended December 31, 2013 and 2012, $958 and $1,582 was recognized as cost of sales, and as of December 31, 2012 $5,021 was recognized on the balance sheet under prepaid expenses and other assets.

During 2012, IMRIS entered into a collaborative arrangement with a third party to encourage research, education, and patient care activities of mutual benefit in the areas of interventional cerebrovascular science and imaging, with specific focus in the integration of angiography and MR imaging modalities during interventional stroke procedures.  As part of a master research agreement, IMRIS agreed to provide the necessary equipment, maintenance and support staff to achieve the purpose intended by the agreement.  The third party agrees to provide the Company with clinical validation over a five year period.

Revenue resulting from the arrangement is recognized in accordance with the Company’s current revenue recognition policy. Revenue and cost of sales of $72 and $91 is included in the consolidated statement of comprehensive loss for the year ended December 31, 2013. Revenue and cost of sales of $2,092 is included in the consolidated statement of comprehensive loss for the year ended December 31, 2012.   The Company will recognize in other assets an advance payment for the non-cash portion of the arrangement.  Once installation is complete this advance payment will be amortized over the term of the agreement.  As of December 31, 2013 and 2012, the Company has recognized an advance payment of $1,565 and $1,492 related to this arrangement.  The advance payment will be regularly tested for impairment. As of December 31, 2013, the advance payment, net of amortization is $1,408. The current portion of $313 is included in prepaid expenses and other.  The long-term portion of $1,095 is included in other assets.  During 2013 the Company charged $157 to research and development.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
December 31, 2013

19.	GUARANTEES

The Company periodically enters into agreements that include limited intellectual property indemnifications that are customary in the industry.  These guarantees generally require the Company to indemnify the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions.  The nature of the intellectual property indemnification obligations prevent the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers.  The Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

20.	RESTRUCTURING COSTS

In 2012, the Company announced its plan to move its operations to the U.S. in order to be closer to its customers and to have access to critical suppliers and personnel.  The Company expects to incur total costs of approximately $6.8 million related to this activity.  These costs comprised of approximately $1.1 million for one-time employee termination benefits, approximately $2.1 million for contract termination costs and approximately $3.6 million for other associated costs such as moving expenses.  Since the inception of the program, the Company has incurred a total of $1.1 million of one-time employee termination costs, $2.1 million of contract termination costs and $3.4 million of other associated costs.  Adjustments are primarily the reversal of prior period accruals for employee severance and retention.  The accruals were no longer necessary because the employees voluntarily terminated their employment before the retention and severance date. The following is a roll-forward of the accrued liability related to restructuring costs for the year:

	One-time employee termination benefits	Contract termination costs	Other associated costs

Balance as of December 31, 2011	$-	$-	$-
Incurred	1,383	-	72
Paid	(42)	-	-
Adjustments	-	-	-
Balance as of December 31, 2012	$1,341	$-	$72
Incurred	-	2,125	3,619
Paid	(879)	-	(2,800)
Adjustments	(305)	-	(261)
Balance as of December 31, 2013	$157	$2,125	$630

The following is a summary of costs by income statement classification for the year ended December 31, 2013:

	One-time employee termination benefits	Contract termination costs	Other associated costs

Administrative	$(66)	$2,125	$1,112
Sales and marketing	-	-	18
Customer support and operations	(69)	-	715
Research and development	(170)	-	1,513
Total	$(305)	$2,125	$3,358

 The following is a summary of costs by income statement classification for the year ended December 31, 2012:

	One-time employee termination benefits	Contract termination costs	Other associated costs

Administrative	$279	$-	$21
Sales and marketing	41	-	-
Customer support and operations	643	-	22
Research and development	420	-	29
Total	$1,383	$-	$72

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
December 31, 2013

21.	LONG TERM DEBT, NET OF DISCOUNT

On September 16, 2013, the Company entered into several agreements pursuant to which the Deerfield Management Company, L.P. (“Deerfield”) agreed to provide the Company $25.0 million in funding, which occurred the same day. Pursuant to the terms of the Facility Agreement, the Company issued Deerfield promissory notes in the aggregate principal amount of $25.0 million. The long-term debt is repayable over five years, with equal payments of the principal amount due on the third, fourth and fifth anniversaries of the date of the disbursement, except if IMRIS achieves certain revenue targets as measured at each anniversary date, upon which it can elect to defer each of the principal payments to subsequent anniversary dates to maturity on its fifth anniversary date. Deerfield may also elect at its option to defer principal payments due on the aforementioned anniversary periods.

The notes may be prepaid in full after the third anniversary at the approval of Deerfield and at the option of the Company with 20 days’ written notice to Deerfield under the Facility Agreement. Prepayment must be accompanied by a 4% prepayment fee of the principal then outstanding.  Deerfield has the right to have the long-term debt repaid at 104% of the principal amount then outstanding in the event the Company completes a major transaction, which includes, but is not limited to, a merger or sale of the Company. If a major transaction occurs prior to the third anniversary of the agreement, the Company will be required to pay all interest that would have been accrued and payable through the third anniversary date. The long-term debt is secured by the Company’s assets.

The debt agreement contains covenants which are customary for similar credit agreements, including covenants related to financial reporting and notification, payment of indebtedness, taxes and other obligations; compliance with applicable laws; and limitations regarding additional liens, indebtedness, certain acquisitions, investments and dispositions of assets.  The debt agreement contains a covenant which requires written consent from Deerfield before declaring or paying any dividend or other distribution on its common shares.  Additionally, the Company must maintain cash and cash equivalents, including restricted cash, of at least $7.5 million measured at each quarter end.

The long-term debt requires interest at 9.0% per annum, payable quarterly. During 2013, the long-term debt effective interest rate was 9.44%. Interest accrued on each of the first five quarters is not paid but is added to the outstanding principal of the notes, resulting in PIK interest of $665 as of December 31, 2013. The Company at its option, subject to certain conditions, may elect to satisfy its interest obligations occurring on or after January 1, 2015 in the form of freely tradable common shares of the Company.

The Company paid Deerfield a facility fee of $0.5 million and $1.4 million to other professionals involved in the completion of the Facility Agreement. These costs are capitalized and are being amortized over 5 years using the interest method.

In connection with the Facility Agreement, the Company issued Deerfield seven-year warrants (the “Deerfield Warrants”) to purchase 6,100,000 shares of the Company’s common stock at an exercise price of $1.94 per share. The exercise of the Deerfield Warrants can be satisfied through a reduction in the principal amount of the Company’s outstanding indebtedness to Deerfield, at the Company’s option.

The Company recorded the promissory notes with an aggregate principal amount of $25.0 million at its face value less a note discount of $4.8 million representing the fair value of the notes and its associated warrants. The note discount is amortized using the interest method. As of December 31, 2013 the unamortized note discount is $4.5 million, which will be amortized over 4.75 years.

The following assumptions were used in the calculation of the fair value of warrants granted during the year using the Black-Scholes option-pricing model:

Weighted average grant date fair value of stock options granted during the period	$0.86
Risk-free interest rate	2.36%
Dividend yield	0%
Expected life of the warrants	4.25 years
Expected volatility of the underlying stock	59.96%

Expected volatilities are based on the historic volatility of the Company’s shares as this represents the most appropriate basis to determine the expected volatility in future periods.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
December 31, 2013

 21. LONG TERM DEBT, NET OF DISCOUNT (continued)

The fair value of the long-term debt approximates the carrying amount included in the consolidated financial statements. Management estimated the fair value of the long-term debt using Level 2 and Level 3 inputs based on recent financing transactions and on the discounted estimated future cash payments to be made on such long-term debt. The discount rate estimated reflects Management’s judgment as to what the approximate current lending rates for notes or group of notes with similar maturities and credit quality would be if credit markets were operating efficiently and assigns a range of likelihoods to whether the notes will be outstanding through maturity or paid early.  Present value has been utilized to estimate the amounts required to be disclosed.

Interest and other expense includes interest expense, debt discount amortization, debt issuance cost amortization, and bank fees (net).  Interest and other expense for the year ended December 31, 2013 includes interest expense of $665, debt discount amortization of $340 and debt issuance cost amortization of $133.  The remainder is other net interest income/expense and banking fees.

The Company has commitments under the Facility Agreement requiring future minimum annual principal and interest payments as follows:

2013

2014	$-
2015	5,405
2016	10,402
2017	9,634
2018	8,874